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May 21, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	Chase Issuance Trust
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
File No. 333-67076-02

Dear Ms. Hsu:

This letter is in response to your letter dated May 8, 2015 (the “Comment Letter”) regarding the Form 10-K for the Fiscal Year ended December 31, 2014 (the “Form 10-K”) of Chase Issuance Trust (the “Issuing Entity”). Chase Bank USA, National Association (“Chase USA”) and the Issuing Entity have reviewed this letter and have authorized us to provide the responses contained herein on their behalf.

Form 10-K

Exhibit 33.2

1.	We note that Wells Fargo Bank, National Association provided a report on assessment of compliance with servicing criteria as the indenture trustee. However, Appendix A to Exhibit 33.3 does not clearly include the issuing entity in the list of the asserting party’s platform transactions. Please explain or amend your filing to provide the required exhibit.

RESPONSE

Attached as Exhibit I to this letter is a response from Wells Fargo Bank, National Association (“Wells Fargo”) regarding Appendix A to Exhibit 33.2. As described therein, the Issuing Entity is listed as “BANKONESER1” in reference to its original name, “Bank One Issuance Trust.” As the Issuing Entity is included in the list of the asserting party’s platform transactions, Chase USA believes that an amendment to the Form 10-K is not necessary. However, as discussed in Exhibit I, Wells Fargo will revise the transaction name on its system of record which will enable the Issuing Entity to be clearly identified in the list included in Appendix A to Exhibit 33.2 to the Form 10-K for the fiscal year ended December 31, 2015.

United States Securities and Exchange Commission

Division of Corporation Finance

May 21, 2015

Chase USA, as depositor and sponsor of the Issuing Entity, acknowledges that:

•	the Issuing Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Issuing Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that the staff has any questions or comments with respect to the Form 10-K or to the responses to the Comment Letter contained herein, please do not hesitate to call the undersigned at (212) 735-2853.

Sincerely,

/s/ Andrew M. Faulkner

Andrew M. Faulkner

cc:	Lulu Cheng, United States Securities and Exchange Commission
Angela M. Liuzzi, JPMorgan Chase & Co.
David A. Penkrot, Chase Bank USA, National Association
Patricia M. Garvey, Chase Bank USA, National Association

Exhibit I

Wells Fargo Bank, National Association

Response to SEC Comment Letter to the 2014 10-K for the Chase Issuance Trust

[see attached]

Corporate Trust Services MAC N9311-161 625 Marquette Ave S Minneapolis, MN 55402 Tel: 612 667-8058 Fax: 612 667-3464

May 21, 2015

David A. Penkrot

Executive Director

Chase Issuance Trust

c/o Chase Bank USA, National Association

201 North Walnut Street

Wilmington, DE 19801

Re:	Response to SEC Comment Letter to the 2014 10-K for the Chase Issuance
Trust

Reference is made to (i) that certain Third Amended and Restated Trust Agreement, dated as of March 14, 2006, between Chase Bank USA, National Association, as transferor, and Wilmington Trust Company, as owner trustee, (ii) that certain Certificate of Trust of Bank One Issuance Trust (the “Initial Certificate of Trust”), dated April 24, 2002 whereby the Bank One Issuance Trust was formed, as amended by that certain Certificate of Amendment to Certificate of Trust of Bank One Issuance Trust (the “New Certificate of Trust), dated October 13, 2004, whereby the name of the Bank One Issuance Trust was changed to Chase Issuance Trust, (iii) that certain Form 10-K for the fiscal year ended December 31, 2014, filed March 30, 2015 for the Chase Issuance Trust (the “10-K”) and (iv) that certain comment letter from the Securities and Exchange Commission (the “SEC”) to Chase Bank USA, dated May 8, 2015, relating to the 10-K (the “Comment Letter”).

In the Comment Letter, the SEC noted that Appendix A to Exhibit 33.2, Report on Assessment of Compliance with Servicing Criteria concerning servicing activities of Wells Fargo Bank, National Association (the “Wells Assessment”) to the 10-K did not clearly include the Chase Issuance Trust in the list of platform transactions covered by the Wells Assessment. The SEC could not identify the Chase Issuance Trust on Appendix A to the Wells Assessment because the Chase Issuance Trust was listed as “BANKONESER1” in reference to the trust’s original name of “Bank One Issuance Trust” as created by the Initial Certificate of Trust. On October 1, 2004, Bank One, Delaware, National Association merged with Chase Manhattan Bank USA, National Association. Following this merger, the New Certificate of Trust was filed to change the trust’s name from “Bank One Issuance Trust” to “Chase Issuance Trust.” When the list of platform transactions covered by the Wells Assessment was generated, a reference to the original transaction name was included. The reference to “BANKONESER1” on Appendix A to the Wells Assessment refers to the issuing entity that became the Chase Issuance Trust following the filing of the New Certificate of Trust, and therefore, the Chase Issuance Trust is covered by the Wells Assessment.

Wells Fargo proposes that Chase include this letter to the SEC in response to the Comment Letter. Additionally, Wells Fargo has adjusted the method used to generate the Schedule A from its system of record to include a more accurate and detailed description of the name of each transaction included therein. As a result of this adjustment, the 1122 Assessment of Compliance with Servicing Criteria delivered in connection with the Chase Issuance Trust 10-K for the Fiscal Year Ended December 31, 2015 will reflect the current name of the transaction.

Questions regarding the matters addressed in this letter may be directed to Wells Fargo by contacting Eileen O’Connor via (1) email at eileen.r.oconnor@wellsfargo.com or (2) telephone at (262) 646-2858.

WELLS FARGO BANK, N.A.

/s/ Bruce C. Wandersee

Bruce C. Wandersee

Senior Vice President